SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )*


                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
 Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                 April 24, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 58446J108                                            Page 2 of 4 Pages
-------------------                                            -----------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Evan Herrick

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF; BK; AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)|_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7    SOLE VOTING POWER

  NUMBER OF         1,006,700  (includes 900,000 shares of Common Stock issuable
   SHARES           if  options  are   exercised  and   convertible   notes  are
BENEFICIALLY        converted) as of April 24, 2000
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING     8    SHARED VOTING POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------

               9    SOLE DISPOSITIVE POWER

                    1,006,700  (includes 900,000 shares of Common Stock issuable
                    if  options  are   exercised  and   convertible   notes  are
                    converted) as of April 24, 2000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,006,700 (includes 900,000 shares of Common Stock issuable if options are exercised and convertible notes are converted) as of April 24, 2000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     |X| Does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by MediaBay, Inc. (formerly Audio Book Club, Inc.), a Florida corporation (the "Company"), whose principal executive offices are located at 20 Community Place, Morristown, New Jersey 07960. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Evan Herrick (the "Reporting Person"). The address of the Reporting Person is 28 Smoke Rise Lane, Bedminster, New Jersey 07921. The Reporting Person's principal employment is with CFT, Inc., 28 Smoke Rise Lane, Bedminster, New Jersey 07921. The Reporting Person is a United States citizen.

     The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On October 22, 1997, the Reporting Person purchased 1,000 shares of Common Stock at an aggregate purchase price of $10,000 in connection with the Company's initial public offering.

     On March 31, 1998, the Reporting Person purchased 3,700 shares in an open market transaction at an aggregate price of $17,152.

     On each of December 29, 1999, January 7, 2000 and February 4, 2000, the Reporting Person loaned to the Company $1,000,000, for which the Reporting Person was issued convertible promissory notes (the "Initial Notes"). On April 24, 2000, the Reporting Person exchanged the Initial Notes for new convertible promissory notes (the "Convertible Notes"). Of the $3,000,000 purchase price of the Initial Notes, $2,000,000 was obtained from personal funds and $1,000,000 was borrowed from Nations Bank.

     On April 18, 2000, the Reporting Person purchased 102,000 shares of Common Stock in open market transactions at an aggregate price of $401,650. The Reporting Person borrowed $400,000 for this purchase from an affiliated company of the Reporting Person.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Person was for investment purposes. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of April 24, 2000, the Reporting Person beneficially owns an aggregate of 1,006,700 shares of Common Stock, consisting of (i) 106,700 shares of Common Stock, (ii) 150,000 shares of Common Stock issuable if options granted on January 4, 2000 under the Company's 1999 Stock Incentive Plan are exercised and
(iii) 750,000 shares of Common Stock issuable if the Convertible Notes are converted. This amount constitutes approximately 7.0% of the outstanding Common Stock. This amount does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power. The percentage used herein is calculated based upon the 13,421,866 shares of Common Stock issued and outstanding at April 24, 2000, as provided by the Company. The Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Materials to be filed as Exhibits.

     None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 1, 2000



                                                       /s/ Evan Herrick
                                              ----------------------------------
                                                          Evan Herrick

                               Page 4 of 4 Pages